SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
DATED: JULY 30, 2008
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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N/A

NAVIOS MARITIME PARTNERS L.P.
FORM 6-K

Page
Operating and Financial Review and Prospects	1
Financial Statements Index	F-1

Operating and Financial Review and Prospects
          The following is a discussion of the financial condition and results of operations for the three month and six month periods ended June 30, 2008 of Navios Maritime Partners L.P.(“Navios Partners”). We do not present comparative information for periods prior to our initial public offering (“ IPO”) because we believe that those periods are not necessarily comparable given the change in the nature and focus of the business. For example it is the policy of Navios Partners’ not to trade FFAs, whereas certain prior periods contain such transactions. In addition, certain agreements such as the management agreement were first effective as of November 16, 2007. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners ‘ 2007 annual report filed on Form 20-F with the Securities Exchange Commission.
          This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.
Recent Developments
          On May 2, 2008, Navios Partners took ownership of the Fantastiks, a 2005-built Capesize vessel of 180,265 dwt. which was renamed to “Navios Fantastiks” upon acquisition. Previously, the vessel was operating as part of the chartered-in fleet and the purchase option was exercised in October 2007. The vessel’s purchase price was approximately $34.2 million and was financed by a drawdown of $35.0 million under its existing credit facility.
          On July 1, 2008, Navios Partners acquired from Navios Maritime Holdings Inc., the vessel Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, for a purchase price of $80.0 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units to Navios Holdings. Navios Holdings has agreed that these common units will not participate in the quarterly distribution with respect to the quarter ended June 30, 2008 that is payable on August 14, 2008 to the holders of record on August 8, 2008. The number of the common units issued was calculated based on a price of $14.3705 per common unit which was the volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The price as of the day of the delivery was $14.35 per unit. Navios Partners financed the cash portion of the purchase price with a $35.0 million drawdown under a new tranche to its existing credit facility. The new tranche has an interest rate of LIBOR plus 80 bps, adjustable based on loan to value ratio. No principal payments would be required to be made until the first quarter of 2012. The general partner of Navios Partners has elected to contribute approximately $920,000 to Navios Partners to maintain its 2% general partner interest in Navios Partners.
Overview
General
          Navios Partners is an international owner and operator of drybulk carriers, formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc. (NYSE: NM) (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 50 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest. Our vessels are chartered out under long-term time charters with an average remaining term of approximately 4.9 years to a strong group of counterparties, consisting of Cargill International SA, Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Atlantica SrL Charterers, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha.
          In connection with our IPO, on November 16, 2007, we acquired interests in five wholly-owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier, as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels in exchange for (a) all of the net estimated proceeds of $193.3 million from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Navios Partners’ Chairman and CEO, (b) $160.0 million drawn under a credit facility entered into in connection with our IPO, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. As of June 30, 2008 Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
          After the issuance on July 1, 2008 of 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, and the issuance of additional general partnership units, there are currently outstanding: 13,631,415 common units, 7,621,843 subordinated units and 433,740 general partnership units.

          Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters.
Fleet
          Our fleet consists of eight modern, active Panamax vessels one modern Capesize vessel and one newbuild Capesize vessel, Navios TBN I, that we have agreed to purchase from Navios Holdings when it is delivered, which is expected to occur in June 2009. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality Panamax and Capesize vessels will have an average age of approximately 5.5 years in June 2009, which is significantly younger than the current industry average of about 15 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We may from time to time purchase additional vessels, including vessels from Navios Holdings.
          All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.
          The following table provides summary information about our fleet:

				Original Charter	Original Charter
				Expiration Date/New	Out Rate/ New
			Capacity	Charter Expiration	Charter Out Rate
Owned Vessels	Type	Built	(DWT)	Date (1)	per day (2)

Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	April 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				March 2014	$36,290
Navios Aurora I	Panamax	2005	75,397	August 2008	$24,063
				August 2013	$33,863

Owned Vessels to be delivered

		Expected
		delivery
Navios TBN I (3)	Capesize	June 2009	180,000	June 2014	$47,400

Long term Chartered-in Vessels

Navios Prosperity (4)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (5)	Panamax	2008	76,500	March 2013	$28,391
(1) Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.
(2) Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.
(3) We will acquire Navios TBN I, upon its expected delivery in June 2009, from Navios Holdings for $130.0 million, which we expect to fund primarily through borrowings under our existing credit facility and the issuance of additional common units.

(4) Navios Prosperity is chartered-in until July 2014 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($35.8 million based upon the exchange rate at June 30, 2008), declining pro rata by 145 million Yen ($1.37 million based upon the exchange rate at June 30, 2008) per calendar year.
(5) Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($33.9 million based upon the exchange rate at June 30, 2008) declining pro rata by 150 million Yen ($1.41 million based upon the exchange rate at June 30, 2008) per calendar year.
          Additionally, we have the option to acquire a newbuild Capesize vessel, Navios TBN II, from Navios Holdings upon delivery of such vessel to Navios Holdings which is expected to occur in October 2009.
     Recent Accounting Pronouncements
          In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios Partners.
          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS 141R on its consolidated financial statements
          In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS 160”). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS 160 on its consolidated financial statements.
          In March 2008, the FASB issued its final consensus on “Issue 07-4 — Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 would be effective for fiscal years that begin after December 15, 2008, and would be accounted for as a change in accounting principle through retrospective application. Early application would not be permitted. Navios Partners is currently evaluating the potential impact, if any, of the adoption of Issue 07-4 under FASB Statement No. 128 on its consolidated financial statements.
          In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Navios Partners is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the Company’s consolidated financial statements.
          In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.
Critical Accounting Policies
          Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
          Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included in Navios Partners’ 2007 annual report filed on Form 20-F with the Securities Exchange Commission
     Impairment of Long Lived Assets
          Vessels are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.
     Vessels
          Vessels are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
          Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Deferred Drydock and Special Survey Costs
          Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessel’s capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessel’s cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.
     Revenue Recognition
          Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargos and time charter of vessels.
          Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.
          Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
FINANCIAL HIGHLIGHTS
          The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2008. We do not present comparative information for periods prior to the IPO because we believe that those periods are not necessarily comparable given the change in the nature and focus of the business. For example it is the policy of Navios Partners’ not to trade FFAs, whereas certain prior periods contain such transactions. In addition, certain agreements such as the management agreement were first effective as of November 16, 2007.

	(unaudited)	(unaudited)
	Three Month Period	Six Month Period
	ended June 30, 2008	ended June 30, 2008
	($ ‘000)	($ ‘000)

Time charter and voyage revenue	$17,939	$32,259
Time charter and voyage expenses	(3,183)	(6,004)
Direct vessel expenses	(145)	(289)
Management fees	(2,119)	(3,939)
General and administrative expenses	(507)	(1,003)
Depreciation and amortization	(2,547)	(5,311)
Interest expense and finance cost, net	(2,339)	(4,812)
Interest income	43	91
Other income	24	23
Other expense	(11)	(14)

Net income	7,155	$11,001

EBITDA	$12,142	$21,322
Operating Surplus	$5,909	$13,065
     Three month period ended June 30, 2008
          For three month period ended June 30, 2008, Navios Partners’ time charter revenue amounted to $17.9 million whereas time charter expenses for the same period were $3.2 million. Other expenses including management fees and general and administrative expenses amounted to $2.6 million.
          Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $2.7 million and interest expense and finance cost related to the borrowings under the facility agreement of $200.0 million was $2.3 million.
          Net income for three month period ended June 30, 2008 was $7.2 million.
     Six month period ended June 30, 2008
          For six month period ended June 30, 2008, Navios Partners’ time charter revenue amounted to $32.3 million whereas time charter expenses for the same period were $6.0 million. Other expenses including management fees and general and administrative expenses amounted to $4.9 million.
          Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $5.6 million and interest expense and finance cost related to the borrowings under the facility agreement of $200.0 million was $4.8 million.
          Net income for six month period ended June 30, 2008 was $11.0 million.
Liquidity and Capital Resources
          The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Partners for the six month period ended June 30, 2008.

Six Month Period Ended
June 30, 2008
($ ‘000)
(Unaudited)

Net cash provided by operating activities	$13,901
Net cash used in investing activities	(34,506)
Net cash provided by financing activities	25,292

Increase in cash and cash equivalents	$4,687

     Cash provided by operating activities for the six month period ended June 30, 2008
          Net cash provided by operating activities increased by $13.9 million in the six months ended June 30, 2008. The increase is analyzed as follows:
          Net income for the six month period ended June 30, 2008, was $11.0 million. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization.
          Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred voyage revenue, net of commissions increased by $0.7 million from $0.2 million at December 31, 2007 to $0.9 million at June 30, 2008.
          Accrued expenses decreased by $0.1 million from $1.4 million at December 31, 2007 to $1.3 million at June 30, 2008. The primary reason for the increase was a decrease in accrued loan interest by $0.2 million mitigated by an increase in other accrued expenses by $0.1 million.
          Accounts receivable increased by $0.3 million from $0.4 million at December 31, 2007 to $0.7 million at June 30, 2008. The primary reason for this increase was an increase in amounts receivable from charterers.
          Accounts payable increased by $0.4 million from $0.6 million at December 31, 2007 to $1.0 million at June 30, 2008. The primary reason was an increase in suppliers and brokers’ payable of $0.4 million and $0.3 million respectively, mitigated by a decrease in professional fees payable by $0.3 million.
          Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. Prepaid expenses increased by $0.1 million from $0.03 million at December 31, 2007 to $0.1 million at June 30, 2008.
          Restricted cash decreased to $0.6 million as at June 30, 2008 from $0.8 million as at December 31, 2007. The reason for this was the decrease in interest rates that led to lower amounts being held into our retention account for interest payments.
          Amounts due to related parties decreased by $3.7 million from $4.5 million at December 31, 2007 to $0.8 million at June 30, 2008. The main reason for this was the payment of the deferred acquisition expenses related to the Navios Partners’ IPO amounting to $3.8 million to Navios Holdings.

     Cash used in investing activities for the six month period ended June 30, 2008
          Net cash used in investing activities was $34.5 million in the six months ended June 30, 2008. In May 2, 2008 Navios Partners purchased the vessel Fantastiks, renamed to Navios Fantastiks, for an amount of $34.2 million. The $0.3 million balance is due to capitalized expenses incurred which are related to the vessel’s acquisition.
     Cash provided by financing activities for the six month period ended June 30, 2008
          Cash provided by financing activities was $25.3 million for the six month period ended June 30, 2008.
          Navios Partners paid a cash distribution on each of February 14, 2008 in an aggregate amount of $3.2 million, and May 14, 2007 in an aggregate amount of $6.5 million, for a total cash distribution during the six month period of $9.7 million.
          Navios Partners borrowed an additional $35.0 million under its existing credit facility in order to finance the acquisition of the vessel Navios Fantastiks on May 2, 2008.
     EBITDA
          EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and because EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA: (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
          EBITDA for the three and six month period ended June 30, 2008 was $12.1 million and $21.3 million, respectively (please see Reconciliation of Non-GAAP Financial Measures below).
          EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.
Operating Surplus
          Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance and replacement capital expenditures and expansion capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.
          Navios Partners generated an operating surplus of $5.9 million and $13.1 million for the three and six month periods, respectively, ended June 30, 2008. Expansion capital expenditures for the three and six month periods ended June 30, 2008 was $34.2 million, respectively and related to the acquisition of Navios Fantastiks on May 2, 2008. The reserve for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2008 was $2.3 million and $4.4 million, respectively (please see Reconciliation of Non-GAAP Financial Measures below).
          Operating surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.

Available Cash
Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
• less the amount of cash reserves established by the board of directors to:
•	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures)

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
• plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.
          Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended	Six Month Period Ended
	June 30, 2008	June 30, 2008

Net Cash from Operating Activities	$10,397	$13,901
Net (decrease)/increase in operating assets	(2,231)	262
Net decrease in operating liabilities	1,732	2,539
Net interest cost	2,296	4,721
Deferred finance charges	(52)	(101)

EBITDA	12,142	21,322
Cash interest income	43	91
Cash interest paid	(4,783)	(4,783)
Expansion capital expenditures (*)	(34,155)	(34,155)
Borrowings to fund expansion capital expenditures (**)	35,000	35,000
Maintenance and replacement capital expenditures	(2,338)	(4,410)

Operating surplus	5,909	13,065
Cash distribution paid		(6,472)
Recommended reserves accumulated as of January 1, 2008	18	18
Reserves accumulated during the first quarter of 2008 distributed in the second quarter of 2008	684	—
Recommended reserves held as of June 30, 2008	(117)	(117)

Available cash for distribution	$6,494	$6,494

(*) Expansion Capital expenditures represent the purchase price paid for the acquisition of Navios Fantastiks on May 2, 2008.
(**) Borrowings to fund expansion capital expenditures represent the amount that Navios Partners borrowed in order to finance the acquisition of Navios Fantastiks.
Long Term Debt Obligations and Credit Arrangements
          On November 15, 2007 Navios Partners entered into a revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provides for borrowings of up to $260 million, of which $165.0 million was drawn on November 16, 2007. Of the total drawn amount, $160.0 million was paid to Navios Holdings as part of the purchase price of the capital stock of Navios Holdings’ subsidiaries that owned or had rights to the eight vessels of Navios Partners’ fleet. The balance of the drawn amount was used as working capital. On June 25, 2008, this credit facility was amended, in part, to increase the available borrowings by $35.0 million, to increase the total to $295.0 million.
          Navios Partners borrowed an additional $35.0 million under its existing credit facility to finance the acquisition of the vessel Navios Fantastiks in May 2, 2008 and expects to borrow an additional $60.0 million to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery which is expected to occur in June 2009. Amounts that can be borrowed under the facility will be reduced by $60.0 million if Navios TBN I is not delivered.
          The credit facility is a revolving facility for up to four years and converts to a term facility for up to 6.5 years thereafter so that final maturity will be 10 years. The interest rate is LIBOR plus a margin of between 80 bps and 125 bps, depending on the loan to value ratio. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.
          Amounts drawn under this credit facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The revolving credit facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facility also requires Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facility also requires compliance with a number of financial covenants of Navios Partners, including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with.
          At June 30, 2008, Navios Partners was in compliance with the financial covenants of its credit facility.
          The repayment of the credit facility starts no earlier than August 2011 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the credit facility agreement.
          The maturity table below reflects the principal payments due under the credit facility based on Navios Partners’ $200.0 million outstanding balance as of June 30, 2008.

Amount
Year	($’000)
2008	$—
2009	$—
2010	$—
2011	$—
2012	$30,769
2013 and thereafter	$169,231

$200,000

Fleet Employment Profile
          The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2008.

	Three Month Period ended	Six Month Period ended
	June 30, 2008	June 30, 2008
Available Days (1)	728	1,363
Operating Days (2)	722	1,356
Fleet Utilization (3)	99.2%	99.6%
Time Charter Equivalent (per day)	$24,641	$23,674

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Cash Distribution Policy
     Rationale for Our Cash Distribution Policy
          Our cash distribution policy reflects a basic judgment that our unitholders are better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).
     Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
          There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:
• Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
• While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.
• Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
• Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.
• We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.
• Our distribution policy is affected by restrictions on distributions under our existing revolving credit facility that we entered into in connection with the closing of the IPO. Specifically, our revolving credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.
• If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.
          Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.
     Minimum Quarterly Distribution
          We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $25.9 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our existing revolving credit agreement.
          On April 16, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2008 of $0.35 per unit. The distribution was paid on May 14, 2008 to all holders of record of common, subordinated and general partner units on May 5, 2008. The aggregate amount of the declared distribution was $6,5million.
          On July 28, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2008 of $0.35 per unit. The distribution is payable on August 14, 2008 to all holders of record of common, subordinated and general partner units on August 8, 2008 (excluding 3,131,415 common units issued to Navios Holdings in connection with the sale of the vessel Navios Aurora I). The aggregate amount of the declared distribution is $6.5 million.
     Subordination period
          During the subordination period the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
     Incentive Distribution Rights
          Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.
          The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under ‘‘Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column ‘‘Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage
		Interest in Distributions
		Common
		and
	Total Quarterly Distribution	Subordinated	General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
     Related Party Transactions
          Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until

           November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three month period and the six month period ended June 30, 2008 amounted to $2.1 million and $3.9 million, respectively ($0 and $0 for the three month period and the six month period ended June 30, 2007, respectively)
          General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
          Prior to the IPO, the Manager, a wholly-owned subsidiary of Navios Holdings, provided the vessels of the five vessel-owning subsidiaries of Navios Holdings (collectively, the “Company”), with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee (2007: $15,000). Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.
          Total general and administrative fees for the three month period and the six month period ended June 30, 2008 amounted to $507,000 and $1.0 million respectively ($277,000 and $521,000 for the three month period and the six month period ended June 30, 2007, respectively).
          Balance due to related parties: Included in the current liabilities as at June 30, 2008 is an amount of $804,000 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the amounts due from Kleimar amounting to $437,000 as well as management fees, administrative service fees and other expenses owed to affiliated companies amounting to $1.2 million. Total management fees and administrative service fees charged to Navios Partners for the three month period ended June 30, 2008 amounted to $2.1 million and $250,000, while for the six month period ended June 30, 2007 those same fees amounted to $3.9 million and $520,000, respectively.
.
     Quantitative and Qualitative Disclosures about Market Risks
     Foreign Exchange Risk
          Our functional and reporting currency is the U.S. Dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. Dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.
     Interest Rate Risk
          Borrowings under our new credit facility bear interest at rate based on a premium over U.S$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2008, we paid interest on our outstanding debt at a weighted average interest rate of 5.1%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2008 by $0.9 million.
     Concentration of Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2008, Cargill International S.A., Sanko Steamship Co., Mitsui O.S.K. Lines, Ltd, Daiichi Chuo Kisen Kaisha, and Augustea Imprese Maritime accounted for approximately 26.1%, 17.4%, 16.0%, 13.7% and 11.3% respectively, of total revenues. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.
     Inflation
          Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Index

Page
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2008 (UNAUDITED) AND DECEMBER 31, 2007 (AUDITED)	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS) FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

		December 31,
	Notes	2007	June 30, 2008
			(unaudited)

ASSETS

Current assets
Cash and cash equivalents	4,5	$10,095	$14,782
Restricted cash		797	646
Accounts receivable, net		381	736
Prepaid expenses and other current assets		39	96

Total current assets		11,312	16,260

Vessels, net	6	135,976	218,911
Other long term assets		—	46
Deferred financing costs, net		1,811	1,710
Deferred dry dock and special survey costs, net		1,171	882
Favorable lease terms	7	54,784	—

Total non-current assets		193,742	221,549

Total assets		$205,054	$237,809

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities
Accounts payable		$570	$1,031
Accrued expenses		1,431	1,308
Deferred voyage revenue		153	930
Amounts due to related parties	12	4,458	804

Total current liabilities		6,612	4,073

Long term debt	8	165,000	200,000
Unfavorable lease terms	7	6,656	5,657

Total non-current liabilities		171,656	205,657

Total liabilities		178,268	209,730

Commitments and contingencies	11	—	—

Partners’ Capital:

Common Unitholders (10,500,000 units issued and outstanding at December 31, 2007 and June 30, 2008)		194,265	196,490

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007 and June 30, 2008)		(159,759)	(160,717)

General Partner (369,834 units issued and outstanding at December 31, 2007 and June 30, 2008)		(7,720)	(7,694)

Total partners’ capital		26,786	28,079

Total liabilities and partners’ capital		$205,054	$237,809

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

		Three Month Period Ended		Six Month Period Ended
	Notes	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenue	9	$11,641	$17,939	22,157	$32,259
Time charter and voyage expenses		(1,695)	(3,183)	(2,698)	(6,004)
Direct vessel expenses		(1,491)	(145)	(3,055)	(289)
Management fees	12	—	(2,119)	—	(3,939)
General and administrative expenses	12	(277)	(507)	(521)	(1,003)
Depreciation and amortization	6,7	(2,253)	(2,547)	(4,244)	(5,311)
Interest expense and finance cost, net	8	(1,216)	(2,339)	(2,497)	(4,812)
Interest income		—	43	—	91
Other income		—	24	27	23
Other expense		(18)	(11)	(46)	(14)

Income before income taxes		4,691	7,155	9,123	11,001
Deferred income tax		262	—	486	—

Net income		$4,953	$7,155	9,609	$11,001

Earnings per unit (see note 13):

	Three Month Period Ended		Six Month Period Ended
	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	$4,953	$7,155	$9,609	$11,001
Earnings per unit (see Note 13):
Common unit (basic and diluted)	—	$0.39	—	$0.74
Subordinated unit (basic and diluted)	$0.64	$0.39	$1.24	$0.40
General partner unit (basic and diluted)	$0.27	$0.39	$0.52	$0.60
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Six Month	Six Month
		period Ended	period Ended
	Note	June 30, 2007	June 30, 2008
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$9,609	$11,001

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	4,244	5,311
Amortization and write-off of deferred financing cost		74	101
Amortization of deferred dry dock costs		289	289
Deferred taxation		(486)	—

Changes in operating assets and liabilities:
Decrease in restricted cash		—	151
Increase in accounts receivable		(420)	(356)
Increase in prepaid expenses and other current assets		(689)	(57)
Increase in accounts payable		702	461
Increase/(decrease) in accrued expenses		1,172	(123)
Increase in deferred voyage revenue		815	777
Decrease in amounts due to related parties		(13,009)	(3,654)
Payments for dry dock and special survey costs		(857)	—

Net cash provided by operating activities		1,444	13,901

INVESTING ACTIVITIES:

Acquisition of vessels		—	(34,460)

Increase in long term assets		—	(46)

Net cash used in investing activities		—	(34,506)

FINANCING ACTIVITIES:
Cash distribution paid	13	—	(9,708)
Proceeds from long term loan		—	35,000
Repayment of long term debt and payment of principal		(764)	—
Debt issuance costs		(680)	—

Net cash provided by (used in) financing activities		(1,444)	25,292

Increase in cash and cash equivalents		—	4,687

Cash and cash equivalents, beginning of period		—	10,095

Cash and cash equivalents, end of period		$—	$14,782

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$1,656	$4,783
Non-cash investing and financing activities:
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contract (Navios Fantastiks in 2007)		$33,703	$—
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT AND
PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. Dollars)

			Limited Partners
										Accumulated
										Other
							Total	Owners'		Comprehensive
			Common		Subordinated		Partners'	Net		Income/
	General Partner		Unitholders		Unitholders		Capital	Investment	Total	(Loss)
	Units		Units		Units
Balance December 31, 2006	$—	—	—	—	—	—	$—	$70,902	$70,902	$9,609
Net income	—	—	—	—	—	—	—	9,609	9,609	9,609
Contributions in the form of fair value adjustments related to charter-in contract of vessel Navios Fantastiks	—	—	—	—	—	—	—	33,703	33,703	—

Total comprehensive income	—	—	—	—	—	—	—	—	—	9,609

Balance June 30, 2007 (unaudited)	—	—	—	—	—	—	$—	$114,214	$114,214	$9,609

Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	$26,786	$—	$26,786	$1,613
Cash distribution paid	—	(194)	—	(5,513)	—	(4,001)	(9,708)	—	(9,708)
Net income	—	220	—	7,738	—	3,043	11,001	—	11,001	11,001

Balance June 30, 2008 (unaudited)	369,834	$(7,694)	10,500,000	$196,490	7,621,843	$(160,717)	$28,079	$—	$28,079	$11,001

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
NOTE 1—DESCRIPTION OF BUSINESS
     Navios Maritime Partners L.P. (‘‘Navios Partners’’), was formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (‘‘Navios Holdings’’). Navios GP L.L.C. (the “General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.
     In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007 Navios Partners acquired interests in five wholly-owned subsidiaries of Navios Holdings , each of which owned a Panamax drybulk carrier (the ‘‘Initial Vessels’’), as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Navios Partners’ Chairman and CEO for a total estimated amount of $193.3 million (see note 3), plus (b) $160.0 million of the $165.0 million drawn under Navios Partners’ revolving credit facility entered into in connection with the IPO (see note 8), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owns a 43.2% interest in Navios Partners, including the 2% general partner interest.
     On or prior to the closing of the IPO, Navios Partners entered into the following agreements: (a) a share purchase agreement pursuant to which Navios Partners acquired the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel which is expected to occur in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.
NOTE 2— BASIS OF PRESENTATION
     The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
     The financial statements for the periods prior to the IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the five vessel-owning subsidiaries of Navios Holdings (collectively, the “Company”) that owned the Initial Vessels prior to the IPO. These consolidated financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Holdings. The financial statements for periods after the IPO are referred to as those of Navios Partners.
The accompanying consolidated financial statements include the following entities and chartered-in vessels:

Country of
Company name	Vessel name	incorporation	Statement of income
			2007	2008
Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 6/30	1/1 — 6/30

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Country of
Company name	Vessel name	incorporation	Statement of income
			2007	2008
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 6/30	1/1 — 6/30
Prosperity Shipping Corporation (*)	Navios Prosperity	Marshall Is.	6/19 — 6/30	1/1 — 6/30
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	—	1/1 — 6/30
Chartered-in vessel	Fantastiks	—	2/2 — 6/30	—
Aldebaran Shipping Corporation (*)	Navios Aldebaran	Marshall Is.	—	3/17 — 6/30
Navios Maritime Partners L.P	N/A	Marshall Is	—	1/1 — 6/30
Navios Maritime Operating LLC	N/A	Marshall Is	—	1/1 — 6/30

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks, which was renamed to Navios Fantastiks on May 2nd, 2008.
     In the opinion of management, the accompanying interim consolidated financial statements of Navios Partners are unaudited, but, contain all adjustments necessary to present fairly, in all material respects its consolidated financial position as of June 30, 2008 and the consolidated results of operations for the six months ended June 30, 2007 and 2008. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners Annual Report on Form 20-F for the year ended December 31, 2007.
NOTE 3—INITIAL PUBLIC OFFERING
     On November 16, 2007, Navios Partners completed its initial public offering of 10,000,000 common units at a price of $20.00 per unit. In addition, simultaneously with the offering, Navios Partners sold 500,000 common units at a price of $20.00 per unit to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer. The proceeds received by Navios Partners from the IPO and the concurrent private offering and the use of those proceeds are summarized as follows:

Aggregate Proceeds received:
Sale of 10,500,000 units at $20.00 per unit	$210,000

Use of proceeds from sale of common units:
Underwriting discount and fees to underwriters	$(13,500)
Acquisition expenses	$(3,816)

Net IPO Proceeds	$192,684

Net book value of net assets contributed by Navios Holdings	$185,789
Less cash contributed to Navios Holdings	(353,300)

Contribution to Navios Holdings (deemed dividend)	$(167,511)

Total owners’ net investment and partners’ capital	$25,173

     In connection with the IPO, Navios Partners acquired all of outstanding shares of capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels which was accounted for as a transaction under common control. As a result, the difference between the aggregate cash consideration paid for the subsidiaries that owned or had the rights to eight vessels of $353,300 and their carrying values of $185,789 was considered as a deemed distribution of $167,511 to Navios Holdings. This deemed dividend payable of $167,511 resulted in reduction of total partners’ capital to reflect the deemed impact of the deemed distribution, but not the proceeds of the IPO.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
     The deemed distribution calculation has taken into account the Company’s forgiveness of balances due from related parties (which was treated as a capital distribution to Navios Holdings), which occurred immediately prior to consummation of the IPO (See note 11).
NOTE 4 —CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	December 31, 2007	June 30, 2008
Cash on hand and at banks	$10,095	$14,228
Short term investments (Note 5)	—	554

Total long term borrowings	$10,095	$14,782

NOTE 5 —SHORT TERM INVESTMENTS
     Short term investments relates to debt securities (commercial papers). These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ``Cash and cash equivalents” in the accompanying consolidated balance sheet. During the six months ended June 30, 2008, such securities were used for general financing purposes.
     At June 30, 2008, the fair value of this debt security was $554.0. The unrealized gain on trading securities at June 30, 2008 was $0.4 and has been included in other income in the consolidated statement of income.
Fair Value of Financial Instruments
     Effective January 1, 2008, Navios Partners adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on our fair value measurements.
     The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of June 30, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
Commercial papers	$554.0	$554.0	$—	$—

Total	$554.0	$554.0	$—	$—

NOTE 6 — VESSELS AND OTHER FIXED ASSETS

		Accumulated
	Cost	Depreciation	Net Book Value

Vessels
Balance December 31, 2006	$151,432	($7,598)	$143,834
Additions	—	($7,858)	($7,858)

Balance December 31, 2007	$151,432	($15,456)	$135,976
Additions	87,481	($4,546)	$82,935

Balance June 30, 2008	$238,913	($20,002)	$218,911

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
     On May 2, 2008, Fantastiks Shipping Corporation, a wholly-owned subsidiary of Navios Partners (see note 2), purchased the vessel Fantastiks for an amount of $34.2 million of cash consideration pursuant to the Memorandum of Agreement between Fantastiks Shipping Corporation and Kleimar N.V. (“Kleimar”), a wholly-owned subsidiary of Navios Holdings. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $53.0 million were transferred to vessel cost and will be depreciated over the remaining useful life of the vessel (see note 7). Capitalized expenses related to vessel acquisition amounted to $0.3 million and were also included in vessel cost. The vessel was renamed to Navios Fantastiks upon acquisition. In addition, pursuant to the above mentioned Memorandum of Agreement all of the risk of non-performance related to the vessel was assigned to Navios Partners. Therefore, Kleimar paid to Fantastiks Shipping Corporation the net of the charter hire it received less any charter hire it paid, until the vessel was delivered. Hire revenue and expense, net of address commissions is included in the statement of income, under time charter and voyage revenue and in time charter and voyage expenses (see note 12).
NOTE 7 — INTANGIBLE ASSETS
     Intangible assets as of December 31, 2007 and June 30, 2008 consist of the following:

				Net Book Value
		Accumulated	Transfer to	December 31,
	Cost	Amortization	vessel cost	2007

Unfavorable lease terms	($8,486)	$1,830	$—	($6,656)
Favorable lease terms	52,874	(4,767)	—	48,107
Favorable vessel purchase option	6,677	—	—	6,677
Backlog liabilities	(3,500)	3,500	—	—

Total	$47,565	$563	$—	$48,128

		Accumulated	Transfer to	Net Book Value
	Cost	Amortization	vessel cost	June 30, 2008

Unfavorable lease terms (*)	($8,486)	$2,829	$—	($5,657)
Favorable lease terms	52,874	($6,529)	(46,345)	—
Favorable vessel purchase option	6,677	—	(6,677)	—
Backlog liabilities	(3,500)	3,500	—	—

Total	$47,565	( $200)	$(53,022)	$(5,657)

(*)	Weighted average amortization period is 4.24 years.
     Amortization expense of unfavorable and favorable lease terms and backlog assets and liabilities for the three and six month periods ended June 30, 2007 and 2008 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008

Unfavorable lease terms	$499	$499	$832	$998
Favorable lease terms	(1,300)	(462)	(2,167)	(1,763)
Backlog assets	—	—	—	—
Backlog liabilities	—	—	—	—

Total	$(801)	$37	$(1,335)	$(765)

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
NOTE 8 — BORROWINGS
     Borrowings as of December 31, 2007 and June 30, 2008 consist of the following:

	December 31, 2007	June 30, 2008
Credit facility	$165,000	$200,000
Less current portion	—	—

Total long term borrowings	$165,000	$200,000

     In April 2008, Navios Partners borrowed an additional $35.0 million under its existing credit facility to finance the acquisition of the vessel Fantastiks renamed to Navios Fantastiks.
     On June 25, 2008 this credit facility was amended, in part, to increase the available borrowings by $35.0 million, to increase the total to $295.0 million (see note 15).
     At June 30, 2008, Navios Partners was in compliance with the financial covenants of its revolving loan facility.
The repayment of the loan facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.
     The maturity table below reflects the principal payments due under the credit facility based on Navios Partners’ $200.0 million outstanding balance as of June 30, 2008.

Year	Amount

2008	$—
2009	$—
2010	$—
2011	$—
2012	$30,769
2013 and thereafter	$169,231

$200,000

NOTE 9— SEGMENT INFORMATION
     Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.
     The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region

	Three Month Period Ended		Six Month Period Ended
	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008
Europe	$5,373	$6,054	$10,915	$12,060
Asia	6,268	9,881	11,242	17,558
Australia	—	2,004	—	2,641

Total	$11,641	$17,939	$22,157	$32,259

     Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
NOTE 10 — INCOME TAXES
     Marshall Islands and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.
     Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition; these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.
NOTE 11 — COMMITMENTS AND CONTINGENCIES
     Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.
     In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners financial position, results of operations or liquidity.
     In March 2008, Navios Partners took delivery of the “Navios Aldebaran”, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of approximately US$ 28.
     In May 2008, the chartered-in vessel “Fantastiks” was acquired by Fantastiks Shipping Corporation and was renamed to “Navios Fantastiks” (see note 6).
     The future minimum commitments of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2008	$4,973
2009	9,864
2010	9,864
2011	9,864
2012	9,891
2013 and thereafter	17,463
$61,919

NOTE 12 — TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES
     Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three and the six month period ended June 30, 2008 amounted to $2,119 and $3,939, respectively ($0 and $0 for the three and the six month period ended June 30, 2007, respectively).
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
     Prior to the IPO, the Manager, a wholly-owned subsidiary of Navios Holdings provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee (2007: $15). Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.
     Total general and administrative fees for the three and the six month period ended June 30, 2008 amounted to $507 and $1,003 respectively ($277 and $521 for the three and the six month period ended June 30, 2007).
     Balance due to related parties: Included in the current liabilities as at June 30, 2008 is an amount of $804 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the amounts due from Kleimar (see note 5) amounting to $437 as well as management fees, administrative service fees and other expenses owed to affiliated companies amounting to $1,241. Total management fees and administrative service fees charged to Navios Partners for the three month period ended June 30, 2008 amounted to $2,119 and $250 while for the six month period ended June 30, 2007 same fees amounted to $3,939 and $520 respectively.
NOTE 13— CASH DISTRIBUTIONS AND EARNINGS PER UNIT
     The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:
•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025
     Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage
		Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
     On February 1, 2008, the Board of Directors of Navios Partners authorized its first regular cash distribution for the period of 46 days from November 16, 2007 to December 31, 2007 of $0.175 per unit, based on the minimum quarterly cash distribution prorated for the period since the IPO on November 16, 2007. The distribution was paid on February 14, 2008 to all holders of record of common, subordinated and general partner units on February 11, 2008. The aggregate amount of the declared distribution was $3,236.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
     On April 16, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2008 of $0.35 per unit. The distribution was paid on May 14, 2008 to all holders of record of common, subordinated and general partner units on May 5, 2008. The aggregate amount of the declared distribution was $6,472.
     Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the three month period and the six month period ended June 30, 2008.
     The general partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.
     The calculations of the basic and diluted earnings per unit are presented below. For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

	Three Month Period Ended		Six Month Period Ended
	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008
Net income	4,953	7,155	9,609	11,001
Earnings attributable to:
Common unit holders	—	4,063	—	7,730
Subordinated unit holders	4,854	2,949	9,417	3,038
General partner unit holders	99	143	192	233
Weighted average units outstanding (basic and diluted)
Common unit holders	—	10,500,000	—	10,500,000
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	369,834	369,834	369,834	369,834
Earnings per unit (basic and diluted):
Common unit holders	$—	$0.39	$—	$0.74
Subordinated unit holders	$0.64	$0.39	$1.24	$0.40
General partner unit holders	$0.27	$0.39	$0.52	$0.60
NOTE 14 — RECENT ACCOUNTING PRONOUNCEMENTS
     In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios Partners.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS 141R on its consolidated financial statements
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS 160”). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS 160 on its consolidated financial statements.
     In March 2008, the FASB issued its final consensus on “Issue 07-4 — Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 would be effective for fiscal years that begin after December 15, 2008, and would be accounted for as a change in accounting principle through retrospective application. Early application would not be permitted. Navios Partners is currently evaluating the potential impact, if any, of the adoption of Issue 07-4 under FASB Statement No. 128 on its consolidated financial statements.
     In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Navios Partners is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the Company’s consolidated financial statements.
     In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
NOTE 15 — SUBSEQUENT EVENTS
     On July 28, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2008 of $0.35 per unit. The distribution is payable on August 14, 2008 to all holders of record of common, subordinated and general partner units on August 8, 2008 (excluding 3,131,415 common units issued to Navios Holdings in connection with the sale of the vessel “Navios Aurora I”). The aggregate amount of the declared distribution is $6,494.
     On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $80.0 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $14.3705 per common unit, which was the volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The unit price as of the day of the delivery was $14.35. Navios Partners financed the cash portion of the purchase price with a $35.0 million drawdown under a new tranche to its existing credit facility. The new tranche has an interest rate of LIBOR plus 80 bps, adjustable based on loan to value ratio. No principal payments would be required to be made until the first quarter of 2012. The general partner of Navios Partners has elected to contribute approximately $920 to Navios Partners to maintain its 2% general partner interest in Navios Partners. After the issuance on July 1, 2008 of the 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, there are outstanding: 13,631,415 common units, 7,621,843 subordinated units and 433,740 general partnership units.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
NAVIOS MARITIME PARTNERS L.P.
By: /s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: July 30, 2008